(h)(4)

FORM OF FEE WAIVER LETTER

[DATE]

Goldman Sachs Trust II

200 West Street

New York, New York 10282

Re:	Waiver of Portion of Management Fees in Connection with Investments in Goldman Sachs Cayman Commodity–MMA Fund 1 Ltd.

Dear Sir or Madam:

Reference is made to the Management Agreement by and among Goldman Sachs Asset Management, L.P. (“GSAM”), Goldman Sachs Asset Management International and Goldman Sachs Trust II, a statutory trust organized under the laws of Delaware (the “Trust”), dated April 16, 2013 (as further amended, restated or otherwise modified from time to time, the “Management Agreement”).

Pursuant to the Management Agreement, the Trust pays, for and on behalf of the Goldman Sachs Multi-Manager Alternatives Fund, a series thereof (the “Fund”), an investment management fee to GSAM as specified in such agreement (the “Fund Management Fee”).

The Trust, for and on behalf of the Fund, intends to invest in Goldman Sachs Cayman Commodity–MMA Fund 1 Ltd., a Cayman Islands exempted company (the “Subsidiary”) in respect of which GSAM (i) provides management services and (ii) receives a management fee (the “Subsidiary Management Fee”) pursuant to a management agreement by and between the Subsidiary and GSAM dated [ ] (as amended, restated or otherwise modified from time to time, the “Subsidiary Agreement”).

In consideration of the Subsidiary Management Fee paid by the Subsidiary in which the Trust invests for and on behalf of the Fund, and for as long as the Subsidiary Agreement remains in effect, GSAM agrees to waive irrevocably all or any portion of the Fund Management Fee that would otherwise be paid by the Trust for and on behalf of the Fund to GSAM in any period in an amount equal to the amount of the Subsidiary Management Fee, if any, actually paid by the Subsidiary to GSAM under the Subsidiary Agreement during such period.

This letter modifies the terms of the Management Agreement and to the extent of any conflict between the terms of this letter agreement and the terms of such agreement, the terms of this letter agreement will prevail. This letter agreement and the rights and obligations of the parties hereunder will be governed by, and interpreted, construed and enforced in accordance with, the laws of the State of New York without regard to the choice of law or conflicts of law principles thereof that would result in the application of the law of any other jurisdiction.

Please confirm your understanding of and agreement with the subject matter herein by returning an originally executed copy of this letter agreement to the address first written above.

Very truly yours,

GOLDMAN SACHS ASSET MANAGEMENT, L.P.

By:
Name:
Title:

ACKNOWLEDGED AND AGREED

GOLDMAN SACHS TRUST II,

for and on behalf of

GOLDMAN SACHS MULTI-MANAGER ALTERNATIVES FUND,

a series thereof

By:
Name:
Title: